UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

AMENDMENT No. 1
to
SCHEDULE 13G
(Rule 13d-102)

Under the Securities Exchange Act of 1934

Krispy Kreme Doughnuts Inc.
______________________________________________________________________________
(Name of Issuer)

Common Stock
______________________________________________________________________________
(Title of Class of Securities)

501014104
______________________________________________________________________________

(CUSIP Number)

January 23, 2006
______________________________________________________________________________
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[X] Rule 13d-1(b)
[ ] Rule 13d-1(c)
[ ] Rule 13d-l (d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

* This Amendment No. 1 to Schedule 13G amends the Schedule 13G dated May 18, 2005 and is in lieu of the year-end amendment required pursuant Rule 13d-2(b) in as much as it provides more recent holdings information for the Reporting Persons and their clients’ accounts as of January 23, 2006 as opposed to December 31, 2005.

CUSIP No. 501014104

1. NAMES OF REPORTING PERSONS: Courage Capital Management, LLC

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY): 62-1746134

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	Tennessee

	5. SOLE VOTING POWER	0
Number of
Shares
Beneficially	6. SHARED VOTING POWER	7,417,400
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	7,417,400

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,417,400

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IA

CUSIP No. 501014104

1. NAMES OF REPORTING PERSONS: Richard C. Patton

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	United States

	5. SOLE VOTING POWER	0
Number of
Shares
Beneficially	6. SHARED VOTING POWER	7,417,400
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	7,417,400

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,417,400

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

CUSIP No. 501014104

1. NAMES OF REPORTING PERSONS: Donald Farris

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY):

2. CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

(a)[ ]
(b)[ ]

3. SEC USE ONLY

4. CITIZENSHIP OR PLACE OF ORGANIZATION	United States

	5. SOLE VOTING POWER	0
Number of
Shares
Beneficially	6. SHARED VOTING POWER	7,417,400
Owned by
Each Reporting
Person With	7. SOLE DISPOSITIVE POWER	0

	8. SHARED DISPOSITIVE POWER	7,417,400

9. AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
7,417,400

10. CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN [ ]
SHARES (SEE INSTRUCTIONS)

11. PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 12.0%

12. TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN

Item 1.

(a)	Name of Issuer:

Krispy Kreme Doughnuts Inc.

(b)	Address of Issuer’s Principal Executive Offices:

370 Knollwood St., Ste. 500
Winston-Salem, North Carolina 27103
Item 2.

(a)	Name of Persons Filing:

This Schedule 13G is being filed on behalf of the following persons:

(i)	Courage Capital Management, LLC (“Courage Capital”)
(ii)	Richard C. Patton
(iii)	Donald Farris

Attached as Exhibit A is a copy of the agreement among the foregoing persons that this Schedule 13G be filed on behalf of each of them.

Courage Capital is an investment advisor (with the discretion to vote and dispose of the securities reported in this Schedule 13G) to the following persons:

(i) Courage Special Situations Master Fund, L.P. (“Master Fund”)
(ii) Courage Special Situations Fund-II, L.P. (“Courage-II”)
(iii) Courage Investments Inc. (“Courage Investments”)
(iv) HFR ED Special Situations Master Trust (“HFR”)
(v) Dryden Investments BV (“Dryden”)
(vi) The Community Foundation of Middle Tennessee Inc. (“CFMT”)

(b)	Address of Principal Business Office or, if none, Residence:

The address of the principal business office of Courage Capital Management, LLC,
Richard C. Patton, and Donald Farris is 4400 Harding Road, Ste 503, Nashville, TN 37205

(c) Citizenship:

(i)	Courage Capital: a Tennessee limited liability company
(ii)	Richard C. Patton: United States
(iii)	Donald Farris: United States
(iv)	Master Fund: a Cayman Islands limited partnership
(v)	Courage-II: a Delaware limited partnership
(vi)	Courage Investments: a Delaware corporation
(vii)	HFR: a Bermuda trust
(viii)	Dryden: a Netherlands Antilles company
(ix)	CFMT: a Tennessee not-for-profit corporation

(d) Title of Class of Securities:

Common Stock

(e) CUSIP Number:

501014104

Item 3.	If This Statement is Filed Pursuant to Rule 13d-l(b) or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) [ ] Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o);

(b) [ ] Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

(c) [ ] Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c);

(d) [ ] Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e) [X] An investment adviser in accordance with Rule l3d-1(b)(1)(ii)(E);

(f) [ ] An employee benefit plan or endowment fund in accordance with Rule l3d-1(b)(l)(ii)(F);

(g) [ ] A parent holding company or control person in accordance with Rule l3d-l(b)(1)(ii)(G);

(h) [ ] A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i) [ ] A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j) [ ] Group, in accordance with Rule 13d-1(b)(1)(ii)(J)

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: 7,417,400*

(b)	Percent of class: 12.0%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote: 0

(ii)	Shared power to vote or to direct the vote: 7,417,400*

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 7,417,400*

* Of the 7,417,400 shares reported in this Schedule 13G, 6,347,930 shares are directly owned by the Master Fund, 75,071 shares are directly owned by Courage-II, 594,165 shares are directly owned by HFR, 376,534 shares are directly owned by Dryden and 23,700 shares are directly owned by CFMT. Courage Investments is the sole general partner of the Master Fund and Courage-II. Courage Capital is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940, as amended, and has the discretion to vote and dispose of all of the shares reported in this Schedule 13G. Richard Patton and Donald Farris are members and managers of Courage Capital and may therefore be deemed to be the beneficial owners of such shares.

Instruction. For computations regarding securities which represent a right to acquire an underlying security see Rule 13d-3(d)(1).

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [ ].

Not applicable.

Instruction  Dissolution of a group requires a response to this item

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

If any other person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, such securities, a statement to that effect should be included in response to this item and, if such interest relates to more than five percent of the class, such person should be identified. A listing of the shareholders of an investment company registered under the Investment Company Act of 1940 or the beneficiaries of employee benefit plan, pension fund or endowment fund is not required.

Of the 7,417,400 shares reported in this Schedule 13G, 6,347,930 shares are directly owned by the Master Fund, 75,071 shares are directly owned by Courage-II, 594,165 shares are directly owned by HFR, 376,534 shares are directly owned by Dryden and 23,700 shares are directly owned by CFMT. Courage Investments is the sole general partner of the Master Fund and Courage-II. Courage Capital is an investment adviser registered pursuant to Section 203 of the Investment Advisers Act of 1940, as amended, and has the discretion to vote and dispose of all of the shares reported in this Schedule 13G. Richard Patton and Donald Farris are members and managers of Courage Capital and may therefore be deemed to be the beneficial owners of such shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

If a parent holding company has filed this schedule, pursuant to Rule 13d-l (b)(ii)(G), so indicate under Item 3(g) and attach an exhibit stating the identity and the Item 3 classification of the relevant subsidiary. If a parent holding company has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-1(d), attach an exhibit stating the identification of the relevant subsidiary.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

If a group has filed this schedule pursuant to Rule 13d-l(b)(1)(ii)(J), so indicate under Item 3(j) and attach an exhibit stating the identity and Item 3 classification of each member of the group. If a group has filed this schedule pursuant to Rule 13d-l(c) or Rule 13d-l(d), attach an exhibit stating the identity of each member of the group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Notice of dissolution of a group may be furnished as an exhibit stating the date of the dissolution and that all further filings with respect to transactions in the security reported on will be filed, if required, by members of the group, in their individual capacity. See Item 5.

Not applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary courage of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 25, 2006 Date

COURAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

RICHARD C. PATTON

By:	/s/ Richard C. Patton

DONALD FARRIS

By:	/s/ Donald Farris

Exhibit A

Joint Filing Agreement

The undersigned hereby agree and consent to the joint filing on their behalf of this amendment to Schedule 13G in connection with their beneficial ownership of the common stock of Krispy Kreme Doughnuts, Inc. and any subsequent amendments hereto.

Date: January 25, 2006

COURAGE CAPITAL MANAGEMENT, LLC

By:	/s/ Richard C. Patton
Name: Richard C. Patton
Title: Chief Manager

RICHARD C. PATTON

By:	/s/ Richard C. Patton

DONALD FARRIS

By:	/s/ Donald Farris